                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                           (Amendment No. _________)*

                            HARKEN ENERGY CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   412-552-309
                                 (CUSIP Number)

                                   Alan Quasha
                                Attorney-in-Fact
                       Lyford Investments Enterprises Ltd.
                          c/o Quadrant Management, Inc.
                           720 Fifth Avenue, 9th Floor
                            New York, New York 10019
                                 (212) 231-3900

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:
                                Baker & McKenzie
                                  Amar Budarapu
                            2300 Trammell Crow Center
                                2001 Ross Avenue
                               Dallas, Texas 75201
                                 (214) 978-3000

                               September 18, 2002
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 412-552-309

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS

      Lyford Investments Enterprises Ltd.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      British Virgin Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,714,286
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,714,286
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,714,286
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.82%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

Item 1. Security and Issuer

     This statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share, of Harken Energy Corporation, a Delaware corporation ("Harken"). The principal executive offices of Harken are located at 580 WestLake Park Boulevard, Suite 600, Houston, Texas 77079.

Item 2. Identity and Background

     (a)-(c), (f) The name of the company filing this Statement is Lyford Investments Enterprises Ltd, a British Virgin Islands company ("Lyford"). The address of Lyford's principal office is Tropic Isle Building, Wickhams Cay, Road Town, Tortola, British Virgin Islands. Lyford is a company engaged in the business of making investments. The name, citizenship, residence or business address and present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) is listed on Schedule A attached hereto for each
(i) executive officer and director of Lyford, (ii) person controlling Lyford, and (iii) executive officer and director of any corporation or other person ultimately in control of Lyford.

     (d) Neither Lyford nor, to Lyford's knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(d) of Schedule 13D.

     (e) Neither Lyford nor, to Lyford's knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(e) of Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

     As described in response to Item 4, the 1,714,286 shares (the "Shares") of Harken common stock to which this Statement relates were not purchased by Lyford. As an inducement for Lyford to enter into the Standby Purchase Agreement described in Item 4, and in consideration thereof, Harken agreed to issue to Lyford on September 18, 2002 an aggregate of $600,000 of Harken common stock, at a price per share of $0.35. Harken issued the Shares to Lyford in accordance with the Standby Purchase Agreement, and Lyford did not pay any additional consideration therefor.

Item 4. Purpose of Transaction

     Lyford acquired the Shares for investment. However, Lyford will continually evaluate the business, financial condition and prospects of Harken, the market price of Harken common stock, its return on investment, alternative investments and conditions in the economy and in the industry in which Harken is engaged, with a view toward determining whether to hold, decrease or increase its investment in Harken common stock. From time to time on or after the date of this Schedule 13D, based upon such evaluation, Lyford may sell all or a portion of its shares of Harken common stock, or may purchase additional shares of such common stock, at varying prices in the open market, in privately negotiated transactions and/or in other transactions.

     Lyford also may acquire additional shares of Harken common stock pursuant to (i) its exercise of subscription rights in connection with a proposed rights offering by Harken, and (ii) its obligations under a Standby Purchase Agreement, dated as of September 6, 2002, between Lyford and Harken.

     Harken filed a registration statement with the Securities and Exchange Commission on September 13, 2002 in regard to its registration of 95,238,096 shares of Harken common stock in connection with its plan to distribute at no charge to holders of Harken common stock, Series G1 preferred stock, and Series G2 preferred stock, nontransferable subscription rights to purchase shares of Harken common stock. If the rights offering occurs, the holders of such shares will receive one subscription right for each share of common stock owned (or in the case of the Series G1 preferred stock and Series G2 preferred stock, one subscription right for each share of common stock issuable upon conversion) as of the record date with respect to such rights offering. Each subscription right will grant the right to purchase a number of shares of common stock equal to

     o    $10 million, divided by

     o    the subscription price, divided by

     o the number of shares of Harken common stock outstanding plus the number of shares of Harken common stock issuable upon conversion of the Series G1 preferred stock, and Series G2 preferred stock, on the record date.

     The subscription price for the subscription rights will equal 70% of the current market price of the Harken common stock. Harken will determine the current market price of the common stock by averaging the closing price of the common stock on the American Stock Exchange for the 5 trading days immediately preceding the commencement of the rights offering, except that the current market price will be no greater than $0.50 per share or less than $0.15 per share.

     If the rights offering occurs, Lyford will exercise its subscription rights and purchase additional shares of Harken common stock at the subscription price. The source of the funds for such purchase will be Lyford's available working capital. The exact number of such shares and the subscription price cannot be determined until the record date for the rights offering. In addition, Lyford has agreed that, in the event that stockholders other than Lyford subscribe for shares of common stock in an aggregate amount less than $10 million, it will act as a standby underwriter to purchase additional shares of Harken common stock at the subscription price to provide Harken with gross proceeds of $10 million. The source of the funds for such purchase will be Lyford's available working capital.

     The Harken board of directors may decide to withdraw the rights offering at any time for any reason. Harken has stated that the rights offering is contingent upon its approval by Harken stockholders at a future annual meeting of stockholders of Harken.

     On September 6, 2002, Harken entered into a Standby Purchase Agreement with Lyford that defines the parties' respective rights and obligations with respect to Lyford's participation in the rights offering. The Standby Purchase Agreement obligates Harken to sell, and requires Lyford to subscribe for and purchase from Harken, a number of shares of common stock equal to the Shortfall divided by the subscription price per share. The "Shortfall" is the amount by which $10,000,000 exceeds the aggregate subscription price to be paid by stockholders of Harken (other than Lyford) who subscribe for and purchase shares in the rights offering.

     As compensation to Lyford for its standby commitment, Harken agreed to pay Lyford on September 18, 2002, a standby commitment fee of $600,000, paid in shares of Harken common stock, with each such share being attributed a value of $0.35. Consequently, on September 18, 2002, Harken issued 1,714,286 shares of Harken common stock to Lyford.

     The obligation of Lyford to exercise its standby commitment will be subject to the following conditions:

     o the registration statement filed by Harken in connection with the rights offering must be declared effective, and no stop order suspending the effectiveness of the registration statement may have been issued and no proceedings for that purpose may have been instituted or threatened;

     o Harken must have provided a certificate to Lyford, certifying, among other things, that:

          o its representations and warranties in the Standby Purchase Agreement were true on the date Harken signed the agreement and are true on the closing date of the standby commitment;

          o Harken has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the execution of the agreement or the closing date of the standby commitment, as applicable;

          o there is no stop order in effect (or, to Harken's knowledge, threatened) with respect to the registration statement; and

          o there has been no material adverse change in Harken's (and its subsidiaries') condition (financial or other), earnings, business, business prospects or properties, whether or not arising from transactions in the ordinary course of business;

     o there may not have been any change, or any development involving a prospective change, in or affecting Harken's business (including the results of operations or management) or properties (including its subsidiaries) the effect of which is, in the reasonable judgment of Lyford, so material and adverse as to make it impractical or inadvisable to proceed with the offering or the delivery of the common stock;

     o Harken must mail the subscription certificates for the rights in a timely fashion;

     o Harken must advise Lyford from time to time as to the number of shares subscribed for and the number of unsubscribed shares, along with any other information requested by Lyford; and

     o trading in the Harken common stock may not have been suspended by the Securities and Exchange Commission or the American Stock Exchange ("Amex"), and trading in securities generally on the Amex may not have been suspended or limited.

     Harken will notify Lyford if the rights offering will not occur, was not approved by the stockholders or was terminated by Harken. In such an event, the Standby Purchase Agreement will terminate (except for certain sections). In such event, Lyford will be entitled to retain one-half of the Shares. Within thirty
(30) days from the termination date, Lyford will either (x) return the other half of the Shares to Harken, or (y) retain the other half of the Shares and remit to Harken $300,000.

     Under the terms of the Standby Purchase Agreement, Harken agreed to indemnify Lyford and certain other persons affiliated with it against claims and liabilities arising out of or based upon any untrue statement or alleged untrue statement of any material fact contained in the prospectus or the registration statement relating to the rights offering, any amendment or supplement thereto, or arising out of the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading. Harken also agreed to reimburse Lyford and certain persons affiliated with it for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such actions or claims asserting liabilities against them.

     On July 15, 2002 and August 29, 2002, Harken borrowed an aggregate of $5 million from Lyford in exchange for a promissory note in that amount. The promissory note is unsecured and provides that the principal is to be repaid in two installments, consisting of a $3 million payment due on July 15, 2005 and a $2 million payment due on August 29, 2005. Interest on the note is due quarterly, at the rate of 10% per annum, beginning December 15, 2002. If the rights offering is completed, Harken will repay Lyford the entire principal and accrued interest due on the note.

     Lyford also has a warrant to purchase 7 million shares of Global Energy Development PLC, a subsidiary of Harken, at a price of 50 pence per share. This warrant expires in 2005. An affiliate of Lyford owns approximately 1% of Global common stock.

     Depending on the total amount of shares purchased in the rights offering by Harken stockholders other than Lyford, Lyford may purchase up to 95,238,096 additional shares of Harken common stock pursuant to its obligations under the Standby Purchase Agreement. If Lyford purchases all of such additional shares, it will own over 80% of the outstanding Harken common stock.

     Lyford does not have any current definitive plan, arrangement or understanding to seek to cause Harken to enter into any extraordinary corporate transaction such as a merger, reorganization or liquidation, to sell or transfer any assets, to cause Harken to change its current board of directors or management, capitalization, dividend policy, business, corporate structure, charter, bylaws or similar instruments, or to cause the Harken common stock to be delisted or become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     Other than as described above, Lyford currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Lyford reserves the right to develop such plans).

     References to, and descriptions of, the Standby Purchase Agreement as set forth herein are qualified in their entirety by reference to the copy of such agreement included as an Exhibits to this Statement, and such agreement is incorporated herein in its entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer

     Based upon information set forth in Harken's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on September 13, 2002, as of September 13, 2002, there were 23,430,807 shares of Harken common stock issued and outstanding.

     (a)-(b) Pursuant to the Standby Purchase Agreement, Lyford was issued and became the beneficial owner of 1,714,286 shares of Harken common stock. Such Harken common stock constitutes approximately 6.82% of the issued and outstanding shares of Harken common stock, based on the number of shares of Harken common stock outstanding as of September 13, 2002 plus the number of shares issued to Lyford on September 18, 2002. Lyford has the sole power to vote and dispose (or to direct the vote or disposition of) these shares.

     To the knowledge of Lyford, no shares of Harken common stock are beneficially owned by any of the persons listed on Schedule A to this Statement.

     (c) As described in Items 3 and 4 of this Statement, Lyford entered into the Standby Purchase Agreement and acquired the Shares within the last 60 days.

     (d) To the knowledge of Lyford, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Harken deemed to be beneficially owned by Lyford.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than pursuant to the Standby Purchase Agreement, to the knowledge of Lyford, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and in Schedule A and among such persons and any other person with respect to any securities of Harken, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

       Exhibit No.       Description
       -----------       -----------
          1. Standby Purchase Agreement, dated as of September 6, 2002, by and among Lyford Investments Enterprises Ltd. and Harken Energy Corporation.

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        Lyford Investments Enterprises Ltd.

Date:  September 27, 2002               By: /s/ Alan G. Quasha
                                           -----------------------------------
                                            Name: Alan Quasha
                                            Title:     Attorney-in-Fact

                                   SCHEDULE A

                  EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING
                 PERSONS OF LYFORD INVESTMENTS ENTERPRISES LTD.

     The name, citizenship, residence or business address and present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) is listed below for each (i) executive officer and director of Lyford, (ii) person controlling Lyford, and (iii) executive officer and director of any corporation or other person ultimately in control of Lyford.

Name and Citizenship                     Principal Occupation                   Address
--------------------                     --------------------                   -------
(i)

Linda Romney-Leue/British                Manager (Sr). Corporate Services       Slaney Hill P.O. Box 437
                                                                                Road Town, Tortola
                                                                                British Virgin Islands

Diane Heather Stockwell/British          Financial Controller                   Insinger Trust (BVI) Ltd.
                                                                                Tropic Isle Building
                                                                                Road Town, Tortola
                                                                                British Virgin Islands

Nicholas Lane/British                    Trust Manager                          La Valette Mont Les Vaux
                                                                                St. Brelade, Jersey
                                                                                Channel Islands JE3 8LS

Miles Walton/British                     Trust Manager                          Insinger Trust (BVI) Ltd.
                                                                                Tropic Isle Building
                                                                                Road Town, Tortola
                                                                                British Virgin Islands

Michael Grant/British                    Trust Manager                          Insinger Trust (BVI) Ltd.
                                                                                Tropic Isle Building
                                                                                Road Town, Tortola
                                                                                British Virgin Islands

(ii)

Phyllis Quasha/Australian                Investor                               Lyford Suites
                                                                                Lyford Cay
                                                                                New Providence
                                                                                Nassau, Bahamas

(iii)  Not applicable

                                  Exhibit Index


       Exhibit No.       Description
       -----------       -----------
          1. Standby Purchase Agreement, dated as of September 6, 2002, by and among Lyford Investments Enterprises Ltd. and Harken Energy Corporation.